

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Michael K. McGarrity
President and Chief Executive Officer
Nanosphere, Inc.
4088 Commercial Ave.
Northbrook, IL 60062

> **Re:** **Nanosphere, Inc.**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-33775**

Dear Mr. McGarrity:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

1. We see from your earnings call transcripts for each of the last three periods that you have discussed how the validation and implementation process at your customer sites has taken longer than expected, and in some cases that process has become longer, which appears to have had a significant impact on your product sales. As appropriate, please include similar disclosure as a known trend or uncertainty in the future quarterly and annual reports that you file. Refer to Regulation S-K Item 303(a)(3)(ii).

2. We also see from your earnings call transcripts for each of the last three periods that you have discussed how many systems you have placed during that period and the general types of tests being run on those systems. As appropriate, please include similar disclosure in the future quarterly and annual reports that you file. Refer to Regulation S K Item 303(a)(3)(iii).

<u>Item 11. Executive Compensation</u>

3.   We reference your disclosure in the "Summary Compensation Table" on page 33 of your proxy statement that you have incorporated by reference into your annual report on Form 10-K. We see that your chief executive officer was awarded no options in 2012 versus a significant amount of options in 2011, and the other named executive officers were awarded a significant amount of options in 2012 versus no options in 2011. Please tell us, and expand your compensation discussion and analysis in future filings to disclose, as appropriate, how you determined the size of the option award granted to each executive officer and how and why those option awards varied among the named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sally Brammell at (202) 551-3779 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Blake Hornick, Esq.
              Seyfarth Shaw LLP